Exhibit 4.3

AMEMDMENT TO DPW HOLDINGS, INC.

NOTE DATED JULY 3, 2019

This amendment (the “Amendment”) to the DPW Holdings, Inc. (“Obligor”) note dated July 3, 2019 (the “Note”) payable to Cantone Asset Management, LLC (“Payee”) is dated September 19, 2019. All terms capitalized in this Amendment and not defined herein shall have the meanings ascribed to such terms in the Note.

1.	Obligor and Payee agree to amend the Note as follows:

(a)       Section 2(a), first line, delete “12%” and replace with “18%” and strike the words “on the first business day of each month, with the first payment of interest due on August 1, 2019,” with the effect of raising the interest rate to 18% as of August 1, 2019 and making all of the accrued interest due on the Maturity Date.

(b)       Replace the current language of the first paragraph of Section 3 with: “Provided that the Exchange Approval shall have been obtained at such time, this Note shall be convertible into validly issued, fully paid and non-assessable shares (the “Conversion Shares”) of the Company’s common Stock, par value $0.001 per share (the “Common Stock”), on the terms and conditions set forth in this Section 3.”

(c)       In the first line of Section 3(b)(ii), delete “$0.22” and replace with “$4.00,” with the effect that the Conversion Price shall be $4.00 per Conversion Share on a post reverse split basis.

(d)      Replace the current definition of Exchange Approval with the following: (k)      “Exchange Approval” means approval of the issuance of the Conversion Shares and the Warrant Shares contemplated by the Exchange Agreement by the NYSE American, which approval shall be obtained as soon as practicable.

2.      All other terms and conditions of the Note shall remain unchanged and in full force and effect.

Agreed this 19th day of September, 2019.

DPW Holdings, Inc.	Cantone Asset Management, LLC

By:	By:
Milton C. Ault, Chief Executive Officer	Anthony J. Cantone, Managing Member